UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For November 9, 2026 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

OPERATIONAL UPDATE for the three months ended 30 September 2026 (“Q1FY27”) vs 30 September 2025 ("Q1FY26") ENHANCING VALUE THROUGH CONSISTENT OPERATIONAL DELIVERY, STRONG CASH FLOWS AND QUALITY COPPER GROWTH Johannesburg, South Africa. Monday, 9 November 2026. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report its operational update for the three months ended 30 September 2026. Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 ("Harmony" or "the Company")

Safety and responsible stewardship • Safety remains our first priority, with strengthened critical controls, hazard identification, workplace examinations and increased frontline leadership accountability, reinforcing disciplined execution on every shift as we work towards Zero Harm • We pay our respects to our three employees who tragically lost their lives during the quarter • Group achieved a lost-time injury frequency rate (LTIFR) of 5.04 • Masimong and Kusasalethu achieved 5 million and 3 million loss of life free shifts respectively, evidence that our safety strategy is working • Water recycling rate of 79% against the FY27 target of 50% Operational excellence Gold • On-track to meet full-year production, cost and grade guidance for the financial year • Gold revenue increased by 3% to R22.3 billion (US$1.4 billion) from R21.7 billion (US$1.2 billion) • Group gold production of 10 661kg (342 758oz), down 12%, in line with guidance and mainly due to ore gap at Moab Khotsong and Hidden Valley regulatory stoppage • All-in sustaining cost (AISC) increased by 17% to R1 300 073/kg (US$2 484/oz), towards lower end of guidance • Delivered underground recovered grade of 5.53g/t, lower year-on-year as high-grade Moab Khotsong enters anticipated ore gap • Recovered grades at Mponeng increased by 10% to 11.55g/t • Production at Tshepong North increased by 23% to 1 020kg (32 794oz) driven by higher tonnes milled and higher grades • Average gold price received up 17% to R2 123 588/kg (US$4 057/oz) Copper • CSA remains on-track to meet full-year production, cost and grade guidance for the financial year • Copper revenue of R1 280 million (US$79 million). Comparable reporting period did not include CSA mine • Average copper price received of US$6.44/lb • Achieved production of 7 077 tonnes for the quarter supported by improved mining flexibility • Recovered grade of 3.15%, as disciplined adherence to the mining sequence delayed access to one of the higher-grade stopes • C1 cash cost of US$2.72/lb, above full-year guidance but aligned to plan. We remain confident of meeting full-year guidance as mining grades improve Balance sheet and capital allocation • Net cash position of R4.2 billion (US$243 million)1 • Liquidity of R30.2 billion (US$1.8 billion) in cash and undrawn facilities Salient features for the three months ended 30 September 2026 (Q1 FY27) vs 30 September 2025 (Q1 FY26) • Successfully executed US$500 million convertible bond offering, enhancing financial flexibility, optimising cost of capital while supporting the Group’s long-term growth ambitions Strategic growth • Eva Copper construction advanced following Final Investment Decision – Critical path construction continued unimpeded with overall construction now 15% complete and long-lead equipment arriving on site – Stage 1 federal government approval received allowing clearing and construction to recommence in defined areas on site, Stage 2 approval in progress – Original project capital guidance range unchanged and project remains on-track to deliver first production towards end of calendar year 2028, pending Referral 2 outcome • CSA capital ventilation project is progressing to plan, supporting the mine's long-term success and pathway to 40 000 tonnes per annum • Underground extension projects at Moab Khotsong, Mponeng, Tshepong North, Doornkop continue to advance For Q1FY27 royalties accounted for R59 448/kg (US$114/oz) or 5%of AISC. In Q1FY26, it was R60 062/kg (US$106/oz) or 4% Unless otherwise indicated, all currency conversions for this reporting period are at the average exchange rate of R16.28/US$1 (Q1FY26: R17.63/US$1) 1. Conservatively assuming the convertible bond is accounted for as 100% debt. Accounting treatment is currently being reviewed. Please note that financial information has not been reviewed or audited by the Company's external auditors. Any pro-forma financial information is the responsibility of the Board of Directors and is presented for illustration purposes only, and because of its nature, it may not fairly present the Company’s financial position 1HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026

Overview Harmony delivered a steady operational performance from both its gold portfolio and the CSA copper mine in the first quarter of the 2027 financial year (Q1FY27). Gold all-in sustaining costs (AISC) were at the lower end of guidance, the business continued to generate strong cash flows and we remain confident of meeting our FY27 Group production, cost and grade guidance. At Harmony, everything begins with safety. It is with deep sadness that we report the loss of three colleagues during the quarter. We extend our heartfelt condolences to their families, friends and colleagues. To further improve our safety, our investigations translate directly into action. We are strengthening hazard identification and workplace examinations, verification of critical controls, engineering and ground-support standards, supervisory accountability and assurance, while accelerating the sharing of lessons across our operations. Importantly, safety is not simply about having the right systems and controls; it is about executing them effectively, every shift, in every workplace, without exception. No ounce, tonne or project is worth a life, and we remain resolute in our commitment to Zero Harm. Five years ago, Harmony was predominantly a South African gold producer. Today, we are a higher-quality gold and copper producer operating in South Africa, Papua New Guinea and Australia, with a clear growth trajectory. That shift was deliberate. We set out to build a business that produces safer, higher-quality ounces, has a longer life and depends less on any single commodity, mine or country. This quarter shows that strategy at work. Margins at our gold operations remain robust. CSA is now an established part of the Group, contributing copper revenue alongside our gold as Moab Khotsong moves through its planned gold ore gap, as we previously guided. The Eva Copper Project remains on track and has passed another key approval milestone on its path to production. Our substantial, high-quality mineral endowment further supports this. As disclosed in our Mineral Resources and Mineral Reserves statement at 30 June 2026, we had attributable gold Mineral Reserves of 27.4Moz and gold Mineral Resources of 106.8Moz, along with attributable copper Mineral Reserves of 4.0Mt and copper Mineral Resources of 7.4Mt. This gives us long-life optionality through low-cost Mineral Reserve conversion across both commodities and positions Harmony to continue creating value for shareholders across commodity cycles. Gold: the cornerstone of our success Gold remains the foundation of our business. Gold revenue increased by 3% to R22.3 billion (US$1.4 billion) from R21.7 billion (US$1.2 billion) in the comparative period. This was mainly due to a 17% increase in the average gold price received, to R2 123 588/kg (US$4 057/oz) from R1 818 510/kg (US$3 209/oz). Gold production was 10 661kg (342 758oz), 12% lower year on year, as expected, and within our full-year guidance. This mainly reflects planned lower output at Moab Khotsong which has entered the anticipated ore gap. Hidden Valley was affected by a regulatory stoppage, which has since been resolved, and the operation has returned to normal production. Ore reserve management indicators remained broadly encouraging during the quarter. Underground mining grades were above plan at most operations, and geological drilling exceeded plan. Significant intersections were returned across several key orebodies (see 'Exploration'), particularly at Mponeng, Tshepong North, Doornkop and Masimong, adding geological confidence around existing and prospective mining areas. Although underground belt grades were above plan, slightly lower plant recoveries during the quarter weighed on recovered grades. Underground recovered grade decreased by 6% to 5.53g/t from 5.91g/t in the comparable period, mainly reflecting Moab Khotsong where recovered grade was 5.77g/t. Mponeng partly offset the decline, delivering 11.55g/t, a 10% increase year-on-year. Underground recovered grades remain consistent with FY27 guidance of about 5.6g/t. AISC was R1 300 073/kg (US$2 484/oz), at the lower end of our FY27 guidance of R1 300 000/kg to R1 395 000/kg. The year-on-year increase mainly reflects annual inflationary increases in labour and electricity, high gold price-linked royalties, increased development capital and lower volumes from Moab Khotsong. Cash operating costs remain well controlled, increasing by only 7% for our gold portfolio, well below our planned mining inflation of 10%. With the conflict in the Middle East ongoing, it is worth noting that diesel is a small part of our cost base, at around 50 litres per gold-equivalent ounce. This leaves Harmony relatively well insulated from higher global energy costs. Copper: delivering growth and protecting cash flows Copper is now a meaningful and growing part of Harmony. CSA generated copper revenue of R1.3 billion (US$78.6 million) in Q1FY27, at an average copper price received of US$6.44/lb. Harmony completed the acquisition of CSA on 24 October 2025, as a result, there is no comparable figure for Q1FY26. This revenue is additional to our gold business. It gives shareholders growing exposure to strong copper fundamentals as we progress towards about 100 000 tonnes of high-margin copper per annum, once Eva Copper is in production and CSA reaches the targeted 40 000 tonnes per annum. CSA produced 7 077 tonnes of copper at a C1 cash cost of US$2.72/lb. While the recovered grade of 3.15% was below guidance, it reflects the mining sequence rather than orebody quality. We are improving stope availability and maintaining development rates to restore production flexibility and lift grades in the coming quarters. We expect C1 cash costs to move back towards guidance as grades and production flexibility improve over the financial year. The Eva Copper Project is the next catalyst in our copper journey and continues to progress towards first production in the second half of calendar year 2028. Construction is now 15% complete and advancing with 700 construction workers mobilised to site. The permanent village has been completed and approximately 19% of total concrete has been poured including the commencement of the primary crusher, coarse ore stockpile, ball and SAG mills and thickeners flotation foundations. Long-lead equipment has started arriving on site ahead of installation in 2027. We welcome the recent approval under the Environment Protection and Biodiversity Conservation Act 1999 which allows clearing and bulk earthworks including related construction and pre-stripping, to recommence. This is an important step in our staged approval process. A second referral has been submitted, and we will provide the market with material updates. The total project capital range of US$1.55 billion to US$1.75 billion remains unchanged. Resilience: robust balance sheet and consistent hedging Our balance sheet is robust, flexible and actively managed to fund our capital programme, pursue our strategic priorities and sustain shareholder returns. Strong cash generation returned the Group to a net cash position of R4.2 billion (US$243 million), from net debt of R852 million (US$52 million) at 30 June 2026. Our successful US$500 million convertible bond was multiple times oversubscribed enabling us to achieve a low coupon of 1.5% per annum. We took this proactive step from a position of strength. The proceeds refinanced part of the drawn US$ revolving credit facility, lowering our funding costs and better aligning our debt maturities with the long-dated Group capital expenditure profile. At 30 September 2026, gross cash was R20.7 billion (US$1.3 billion). Total liquidity, including cash and undrawn facilities, was about R30.2 billion (US$1.8 billion). Our capital programme remains fully funded. Hedging remains an important risk-management tool. It gives us greater certainty over part of our future revenue while keeping meaningful exposure to commodity prices. Strong gold prices allowed us to replace Message from the chief executive officer HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026 2

3 Message from the chief executive officer continued HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026 maturing hedges at materially higher levels, which improved the quality of the hedge book. At the end of the quarter, Harmony had hedged 600 000 ounces (18 662kg) using rand gold zero cost collars at an average floor of R2 207 000/kg and cap of R2 477 000/kg. FY27 Production, grade and cost guidance: unchanged Our guidance is underpinned by detailed mine plans built on an excellent understanding of our orebodies, supported by rigorous geological modelling, operational planning and disciplined execution. Having completed the first quarter of this financial year, we have maintained the FY27 group production guidance of 1 400 000 to 1 500 000 ounces of gold and gold equivalents*, with increased copper production expected to offset the planned reduction in gold output due to the Moab Khotsong ore gap. The respective gold and copper production guidance ranges are set out below. Gold • 1 300 000oz to 1 400 000oz in total production • underground recovered grade of approximately 5.60g/t • overall AISC guidance between R1 300 000/kg and R1 395 000/kg Copper • 28 000 tonnes to 30 000 tonnes in production • yield of approximately 3.50% • C1 cash cost of between US$2.55/lb to US$2.65/lb * Gold equivalent ounces are calculated assuming US$2 915/oz Au, US$4.78/lb Cu, US$38.90/oz Ag, assuming a 100% recovery for all metals. Conclusion Excellence underpins all we do and our priorities for the rest of FY27 remain clear. At Harmony, safety always comes first. We remain committed to embedding critical controls and accountability on every shift as we work towards Zero Harm. Operationally, our focus remains on delivering our unchanged guidance for the financial year, while carefully managing the planned ore gap at Moab Khotsong. We will continue to execute our growth strategy with a clear focus on delivery and value creation. Our key projects remain on track and are actively managed, while our exploration programme unlocks value from our substantial mineral endowment through low-cost Mineral Reserve conversion. Harmony is building on a solid foundation. With sound fundamentals, a net cash balance sheet and a fully-funded capital programme, we are well positioned to deliver on our priorities and go from strength to strength in the months and years ahead. I thank every Harmony employee and our stakeholders for their continued commitment and contribution. Beyers Nel Chief executive officer

Safety The health and safety of our people remain our highest priority. Each loss of life is a profound reminder that mining is about people, families and lives and that zero harm demands unwavering attention, discipline and accountability every day. Our lost-time injury frequency rate (LTIFR) for Q1FY27 was 5.04, compared with 5.80 in Q4FY26 and 4.29 in Q1FY26. While below the comparable level at the end of FY26, more needs to be done to improve our safety performance and we are responding decisively. Alongside the interventions discussed in the overview, we continue to invest in technology that can identify risk earlier and progressively remove people from harm's way, including artificial intelligence-enabled monitoring, geotechnical and environmental monitoring, remote sensing, tele-remote operation and greater mechanisation. Safety is also embedded in management accountability, with 20% of management's performance scorecard linked to safety, encompassing both leading indicators and LTIFR performance. Our objective remains zero harm. Every person returning home safely, every day. We know what needs to be done and our focus is clear: stronger leadership across all our operations, rigorous application and verification of critical controls, continuous learning and the disciplined execution required to make every workplace safer. Consistent and predictable delivery Production comes from a diverse portfolio. This lowers our operational risk and our reliance on any single asset. Our assets are grouped as follows: • our two high reserve grade, long-life underground gold mines, Mponeng and Moab Khotsong • seven highly operationally levered, lower reserve grade underground gold mines in the Free State and West Wits regions of South Africa • our high-margin, low-risk surface operations, including our substantial South African surface retreatment operations and our two open pit mines, Kalgold in South Africa and Hidden Valley in Papua New Guinea • high-grade copper from the underground CSA mine in Cobar, Australia Each group of assets has its own plan, risk profile and strategy. This lets us deliver as guided and get the best from every asset as we improve the quality of our portfolio and deliver strong cash flows. For detailed figures for each operation, please refer to the operating tables on pages 10 to 18. Gold South African underground high-grade operations (reserve grade >7g/t) Mponeng delivered another strong quarter. Recovered grade increased by 10% to 11.55g/t from 10.54g/t, and production was steady at 2 725kg (87 611oz). Production from this group declined by 15% to 3 596kg (115 614oz). This was mainly due to lower volumes and recovered grades at Moab Khotsong, which has entered the planned ore gap. Moab Khotsong produced 871kg (28 003oz) at 5.77g/t. This dip is already built into our FY27 guidance. South African underground optimised operations (reserve grade <7g/t) Our optimised portfolio (Tshepong North, Tshepong South, Doornkop, Kusasalethu, Joel, Target 1 and Masimong) produced 4 113kg (132 235oz), or 39% of Group gold production. These mines remain highly levered to the gold price. Tshepong North had a solid quarter, producing 1 020kg (32 794oz) at 4.88g/t. Target 1 continued its turnaround, with production increasing by 4% year on year, and 53% quarter on quarter. South African surface and retreatment operations Mine Waste Solutions, Savuka Tailings, Central Plant Reclamation, Phoenix, Kalgold and the rock dumps produced 1 808kg (58 129oz) in total and continue to deliver excellent margins. Volumes processed were 11.8Mt, a 6% increase year on year. Mine Waste Solutions, Central Plant Reclamation, Savuka Tailings and Phoenix remain low-risk and high-margin contributors. Hidden Valley Hidden Valley produced 1 144kg (36 780oz) at a recovered grade of 1.49g/t, on lower volumes milled due to the regulatory stoppage which has been resolved and necessary repair work to the SAG mill. Silver production increased by 5% to 530 076oz from 505 888oz in the comparative quarter. The silver price received increased by 56% to US$62.91/oz from US$40.37/oz. As a result, silver revenue at Hidden Valley increased by 41% to R539 million (US$33 million) from R381 million (US$22 million). This operation remains one of our lowest-cost operations, with an all-in sustaining cost (AISC) of R936 298/kg (US$1 789/oz) including the silver by-product credits. Copper CSA copper mine CSA produced 7 077t of copper, in-line with guidance, at a recovered grade of 3.15% and a C1 cash cost of US$2.72/lb. Grades were lower as we establish the mining sequence. Optimisation work, together with the ventilation project, will support improved performance and our pathway to about 40ktpa. CSA generated R1.3 billion in copper revenue for the quarter. Well-controlled costs and margin protection Costs remain well controlled. Gold cash operating costs were in line with plan and increased below mining inflation, reflecting our proactive approach to cost management. Total cash operating costs, net of by-product credits, increased by 14% to R12 799 million (US$786 million) from R11 260 million (US$639 million) in Q1FY26. Most of this increase is a base effect: CSA contributed R718 million (US$44 million) in the quarter and was not part of the Group in the comparative period. Excluding CSA, cash operating costs for our gold operations increased by 7% to R12 081 million (US$742 million). The increase mainly reflects annual wage increases and higher bonuses, together with annual electricity tariff increases and winter tariffs. Royalty payments in South Africa are calculated on a sliding scale based on both revenue and profitability. Gold royalties remain significant at R562 million (US$35 million), representing roughly 5% of gold cash operating costs. This compares with R647 million (US$37 million), or 6%, in Q1FY26. Gold cash operating cost per kilogram increased by 22% to R1 133 210/kg (US$2 165/oz) from R928 439/kg (US$1 638/oz), mainly due to planned lower production alongside the increases mentioned above. Gold AISC rose by 17% to R1 300 073/kg (US$2 484/oz) from R1 107 486/kg (US$1 954/oz) in Q1FY26. This is at the lower end of FY27 guidance. The increase reflects lower gold sold and increased ongoing development capital, as previously guided. Because CSA is reported as a separate copper segment, its revenue is not deducted as a by-product credit. Gold AISC therefore shows the true cost of our gold business, without being lowered by copper revenue. Quarter on quarter, AISC increased by only 3% compared with Q4FY26. Additional operational and financial information HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026 4

Additional operational and financial information continued

Gold All-in costs (AIC) increased by 16% to R1 407 019/kg (US$2 688/oz) from R1 218 721/kg (US$2 150/oz), reflecting our continued investment in major projects.

CSA's cash operating costs, net of by-product credits, were R718 million (US$44 million). That was 5% below plan, mainly due to lower labour and consumables costs. C1 cash costs were US$2.72/lb, above our FY27 guidance of US$2.55/lb to US$2.65/lb. This mainly reflects lower recovered grades as the mining sequence is established. Costs are well controlled. We expect unit costs to move back towards guidance as grades and production flexibility improve over the year.

Capital expenditure and projects

Alongside our ongoing investment in sustaining our orebodies and operations, disciplined project execution remains central to long-term value creation. Our Central Projects team actively oversees the portfolio, with a strong focus on schedule, cost, quality and the achievement of key project milestones. Across our brownfield and greenfield portfolio, projects continue to progress, with execution priorities actively managed to support the Group's long-term objectives.

Group operational capital expenditure for the quarter was R3 022 million (US$186 million) compared to R2 873 million (US$163 million) in the comparative reporting period. This includes sustaining and growth capital at our gold operations and CSA mine.

At the Eva Copper Project, capital expenditure for the quarter amounted to R1 850 million (US$114 million).

	R million	US$ million
Gold capital expenditure	**Q1FY27**	**Q1FY27**
Sustaining capital	1 745	107
Growth capital* (brownfields)	1 038	64
Total gold capital expenditure	**2 783**	**171**
** Includes capital related to renewables*		
Copper capital expenditure		
CSA mine		
Sustaining capital	238	15
Growth capital (brownfields)	—	—
Total CSA mine capital expenditure	**238**	**15**
Total gold and CSA capital expenditure	**3 022**	**186**
Eva Copper Project		
Project capital (greenfields)	1 850	114

The Moab Khotsong extension (Zaaiplaats) is a key life-extension project, providing access to approximately 3.8Moz in high-grade gold resource below existing infrastructure. Development was impacted by safety-related stoppages and geotechnical challenges during the quarter. Enhanced ground-control measures, additional geological drilling and operational interventions have been introduced to support improved development performance.

Mponeng's life-extension programme continues to advance access to the Ventersdorp Contact Reef (VCR) and Carbon Leader Reef (CLR) below existing infrastructure alongside the Tau Tona pillar extraction project. Together, these will access approximately 3.6Moz in Reserves. Development performance improved in key areas during the quarter, although overall development remains behind plan following the transition between mining contractors and equipment availability constraints.

Tshepong's life-extension project had a positive first quarter, with development ahead of plan, costs aligned with the overall estimate and initial construction milestones on track. The project accesses 1.1Moz in Reserves and extends the life of the mine to 15 years while leveraging existing infrastructure.

Doornkop's 207/212 life-extension project continued to progress, with quarterly development ahead of plan and key ventilation and electrical infrastructure milestones completed. The 207/212 project is designed to replace production tonnes from existing levels and accesses approximately 1.3Moz in Mineral Reserves. This project includes additional exploration drilling to increase the resources available for mining.

At Mine Waste Solutions, the Mispah 1 pump station was successfully commissioned during the quarter, enabling reclamation of the 71Mt Mispah 1 tailings facility. The pump station was commissioned on 8 July 2026.

Harmony continues to advance its renewable-energy strategy, with Sungazer 2 progressing through phased energisation and further solar and battery-storage projects advancing through development and procurement. The programme is aimed at increasing renewable-energy usage and reducing reliance on grid electricity across the South African portfolio.

Our disciplined capital deployment strategy focuses on projects that deliver solid returns and sustainable long-term value, positioning Harmony to fund its growth initiatives while maintaining financial strength.

In Australasia, we continue to advance a portfolio of projects aimed at unlocking the significant potential of our existing assets.

The Stage 9 life-of-mine extension at Hidden Valley is progressing through feasibility study and early works, with the potential to extend mine life by six years.

At CSA, the Capital Ventilation Project continues to advance, with good progress made on access development and the project delivery approach refined to support efficient execution. Key development required for the project has largely been completed, while earlier ventilation design challenges have been resolved. The revised contracting and execution approach is progressing through the appropriate approval process, providing a clearer pathway for the next phase of development.

In parallel with the Eva Copper Project construction, asset optimisation studies and related test work are underway to maximise future copper recoveries and enhance long-term project value. Importantly, we are progressing long-term power supply initiatives, including potential onsite wind generation and a potential connection to the regional North West Power System electricity grid.

At Wafi Golpu, discussions between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government to secure the special mining lease are continuing.

Exploration

Harmony's exploration focuses on growing and upgrading the mineral endowment it already owns, close to existing or planned infrastructure. This is a lower-cost, lower-risk path to Mineral Reserve growth and longer mine lives. This quarter, drilling returned high-quality results across both regions.

South Africa

Exploration drilling across our South African operations continued to deliver encouraging results, increasing geological confidence and supporting Mineral Reserve conversion and mine-life extension. Strong drilling outcomes at Mponeng and encouraging results across several other operations reinforce the value embedded within our existing mineral endowment. With much of this exploration located close to established mining infrastructure, the programme provides a capital-efficient pathway to bring additional ounces into our mine plans, supporting the long-term sustainability and quality of our South African portfolio.

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
5
HARMONY

Additional operational and financial information continued Australasia Over 23 500 m of drilling was completed across Harmony’s Australasian copper and gold portfolio during the quarter, focused on increasing confidence in existing resources, testing extensions to known mineralisation and advancing new growth opportunities. At CSA, underground drilling continued to confirm the very high-grade nature of QTS South Uppers copper system and extend QTS North mineralisation beyond the current resource limit. Surface drilling at CSA ramped up to three rigs to advance the QTS Extension program, aimed at testing the main high-grade mineralised zones at depth below the mine. Regional exploration also progressed, including completion of a 7 499 line-km airborne magnetic and radiometric survey to support ongoing target generation. Resource-conversion drilling at Eva Copper continued along the Blackard-Legend trend, while first-pass drilling at Ivy Ann North identified a potential new zone of copper mineralisation approximately 1 km north of the existing deposit, with laboratory assays pending. At Wafi-Golpu, drilling recommenced during the quarter, targeting a potential continuation of the high-grade gold mineralisation of the Wafi Link Zone below the Reid Thrust. Encouraging zones of sulphide mineralisation were intersected, with results from the principal target zone pending. Ends. 6HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026

Comparative operational metrics for Q1FY27 vs Q4FY26 and Q1FY26

Gold operating results

	Unit	Q1FY27	Q4FY26	Q-on-q (%)	Q1FY26	Y-on-y (%)
Average gold price received	R/kg	2 123 588	2 209 814	(4)	1 818 510	17
	$/oz	4 057	4 172	(3)	3 209	26
Underground yield	g/t	5.53	5.76	(4)	5.91	(6)
Gold produced total	kg	10 661	11 071	(4)	12 128	(12)
	oz	342 758	355 941	(4)	389 923	(12)
South African underground optimised[1]	kg	4 113	4 134	(1)	4 466	(8)
	oz	132 235	132 911	(1)	143 585	(8)
South African underground high grade[2]	kg	3 596	3 585	—	4 211	(15)
	oz	115 614	115 260	—	135 386	(15)
South African surface[3]	kg	1 808	1 652	9	1 952	(7)
	oz	58 129	53 114	9	62 758	(7)
International (Hidden Valley)	kg	1 144	1 700	(33)	1 499	(24)
	oz	36 780	54 656	(33)	48 194	(24)
Total cash costs	R/kg	1 133 210	1 033 918	(10)	928 439	(22)
	$/oz	2 165	1 952	(11)	1 638	(32)
Group AISC	R/kg	1 300 073	1 260 531	(3)	1 107 486	(17)
	US$/oz	2 484	2 380	(4)	1 954	(27)
Group AIC	R/kg	1 407 019	1 369 265	(3)	1 218 721	(16)
	US$/oz	2 688	2 585	(4)	2 150	(25)
Average exchange rate	R/US$	16.28	16.47	(1)	17.63	(8)

[1] *Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu*

[2] *Mponeng and Moab Khotsong*

[3] *Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold*

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**

7

HARMONY

Copper operating results Unit Q1FY27 Q4FY26 Q-on-q (%) Q1FY26* Y-on-y* (%) Copper price received US$/lb 6.44 6.06 6 n/a n/a US$/t 14 188 13 366 6 n/a n/a Copper produced total t 7 077 8 611 (18) n/a n/a lbs'000 15 602 18 984 (18) n/a n/a Yield % 3.15 4.10 (23) n/a n/a C1 costs US$/lb 2.72 2.41 (13) n/a n/a US$/t 5 995 5 317 (13) n/a n/a Total costs and capital US$/lb 3.76 3.58 (5) n/a n/a US$/t 8 300 7 902 (5) n/a n/a Production profit R million 702 985 (29) n/a n/a US$ million 43 60 (28) n/a n/a Exchange rate R/US$ 16.28 16.47 (1) 17.63 (8) * No comparative figures as CSA was only acquired on 24 October 2025. Comparative operational metrics for Q1FY27 vs Q4FY26 and Q1FY26 continued HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026 8

Hedge position as at 30 September 2026 FY2027 FY2028 FY2029 FY2030 TotalH1 H2 H1 H2 H1 H2 H1 Rand gold koz 76 160 120 112 74 52 6 600 Collars Floor R'000/kg 1 895 2 024 2 082 2 339 2 596 2 619 2 682 2 207 Cap R'000/kg 2 139 2 287 2 345 2 621 2 875 2 926 2 971 2 477 Dollar gold koz 12 22 19 18 9 4 — 84 Collars Floor US$/oz 3 340 3 560 3 323 3 992 4 449 4 810 — 3 722 Cap US$/oz 3 714 3 979 3 681 4 453 4 899 5 360 — 4 140 Rand gold Forward contracts koz 14 20 10 — — — — 44 R’000/kg 1 693 1 735 1 792 — — — — 1 734 Dollar gold Forward contracts koz 3 6 1 — — — — 10 $/oz 2 644 2 765 2 760 — — — — 2 728 Total gold koz 105 208 150 130 83 56 6 738 Currency hedges Rand dollar Zero cost collars $m 18 22 12 — — — — 52 Floor R/$ 18.27 16.68 15.86 — — — — 17.04 Cap R/$ 20.27 18.68 17.86 — — — — 19.04 Dollar silver Zero cost collars koz 330 620 540 450 20 — — 1 960 Floor $/oz 32.18 36.23 59.98 70.20 65.58 — — 50.19 Cap $/oz 36.68 41.02 67.33 80.31 74.58 — — 56.90 HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026 9

Operating results – Quarter on quarter (Rand/Metric)

			SOUTH AFRICA UNDERGROUND PRODUCTION											
		Three months ended	Moab Khotsong	Mponeng	High-grade operations	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Optimised operations	TOTAL UNDER-GROUND
Ore milled/tailings processed	**t'000**	**Sep-26**	**151**	**236**	**387**	**209**	**114**	**212**	**113**	**127**	**133**	**98**	**1 006**	**1 393**
		Jun-26	184	218	402	186	107	222	95	100	128	99	937	1 339
Yield	**g/tonne**	**Sep-26**	**5.77**	**11.55**	**9.29**	**4.88**	**4.55**	**3.17**	**3.19**	**3.35**	**5.50**	**3.92**	**4.09**	**5.53**
		Jun-26	6.16	11.24	8.92	5.78	5.35	3.28	3.66	2.79	5.65	4.13	4.41	5.76
Gold produced	**kg**	**Sep-26**	**871**	**2 725**	**3 596**	**1 020**	**519**	**672**	**361**	**426**	**731**	**384**	**4 113**	**7 709**
		Jun-26	1 134	2 451	3 585	1 075	572	728	348	279	723	409	4 134	7 719
Gold sold	**kg**	**Sep-26**	**859**	**2 743**	**3 602**	**967**	**492**	**657**	**342**	**402**	**736**	**363**	**3 959**	**7 561**
		Jun-26	1 351	2 487	3 838	1 140	607	714	369	277	733	434	4 274	8 112
Gold price received	**R/kg**	**Sep-26**	**2 132 241**	**2 130 284**	**2 130 750**	**2 125 551**	**2 123 467**	**2 127 362**	**2 122 760**	**2 119 172**	**2 129 147**	**2 127 678**	**2 125 567**	**2 128 037**
		Jun-26	2 258 945	2 211 923	2 228 475	2 204 912	2 200 689	2 194 080	2 198 645	2 187 877	2 211 734	2 197 124	2 201 237	2 214 124
Gold revenue	**R'000**	**Sep-26**	**1 831 595**	**5 843 368**	**7 674 963**	**2 055 408**	**1 044 746**	**1 397 677**	**725 984**	**851 907**	**1 567 052**	**772 347**	**8 415 121**	**16 090 084**
		Jun-26	3 051 835	5 501 052	8 552 887	2 513 600	1 335 818	1 566 573	811 300	606 042	1 621 201	953 552	9 408 086	17 960 973
Cash operating cost (net of by-product credits)	**R'000**	**Sep-26**	**1 556 205**	**2 304 221**	**3 860 426**	**1 038 061**	**878 565**	**927 351**	**604 407**	**768 121**	**1 206 924**	**582 669**	**6 006 098**	**9 866 524**
		Jun-26	1 593 386	2 150 320	3 743 706	1 008 814	861 921	894 773	556 837	712 698	1 133 958	607 757	5 776 758	9 520 464
Inventory movement	**R'000**	**Sep-26**	**(8 097)**	**42 400**	**34 303**	**(94 421)**	**(45 009)**	**(31 122)**	**(37 297)**	**(77 031)**	**18 652**	**(34 844)**	**(301 072)**	**(266 769)**
		Jun-26	137 003	19 170	156 173	89 002	40 935	(19 465)	12 671	(3 969)	38 323	19 589	177 086	333 259
Operating costs	**R'000**	**Sep-26**	**1 548 108**	**2 346 621**	**3 894 729**	**943 640**	**833 556**	**896 229**	**567 110**	**691 090**	**1 225 576**	**547 825**	**5 705 026**	**9 599 755**
		Jun-26	1 730 389	2 169 490	3 899 879	1 097 816	902 856	875 308	569 508	708 729	1 172 281	627 346	5 953 844	9 853 723
Production profit/(loss)	**R'000**	**Sep-26**	**283 487**	**3 496 747**	**3 780 234**	**1 111 768**	**211 190**	**501 448**	**158 874**	**160 817**	**341 476**	**224 522**	**2 710 095**	**6 490 329**
		Jun-26	1 321 446	3 331 562	4 653 008	1 415 784	432 962	691 265	241 792	(102 687)	448 920	326 206	3 454 242	8 107 250
Sustaining capital expenditure	**R'000**	**Sep-26**	**74 642**	**198 575**	**273 217**	**150 624**	**114 134**	**157 644**	**65 434**	**105 370**	**99 632**	**60 048**	**752 886**	**1 026 103**
		Jun-26	169 449	233 034	402 483	233 681	160 030	200 586	115 709	140 184	122 155	27 998	1 000 343	1 402 826
Major capital expenditure (incl. renewables)	**R'000**	**Sep-26**	**370 321**	**428 456**	**798 777**	**93 355**	**14 241**	**89 794**	**–**	**–**	**3 428**	**–**	**200 818**	**999 595**
		Jun-26	435 483	317 594	753 077	48 433	39 280	146 503	–	(295)	–	–	233 921	986 998
Capital expenditure	**R'000**	**Sep-26**	**444 963**	**627 031**	**1 071 994**	**243 979**	**128 375**	**247 438**	**65 434**	**105 370**	**103 060**	**60 048**	**953 704**	**2 025 698**
		Jun-26	604 932	550 628	1 155 560	282 114	199 310	347 089	115 709	139 889	122 155	27 998	1 234 264	2 389 824
Cash operating costs	**R/kg**	**Sep-26**	**1 786 688**	**845 586**	**1 073 533**	**1 017 707**	**1 692 803**	**1 379 987**	**1 674 258**	**1 803 101**	**1 651 059**	**1 517 367**	**1 460 272**	**1 279 871**
		Jun-26	1 405 102	877 324	1 044 269	938 432	1 506 855	1 229 084	1 600 106	2 554 473	1 568 407	1 485 958	1 397 377	1 233 380
Cash operating costs	**R/tonne**	**Sep-26**	**10 306**	**9 764**	**9 975**	**4 967**	**7 707**	**4 374**	**5 349**	**6 048**	**9 075**	**5 946**	**5 970**	**7 083**
		Jun-26	8 660	9 864	9 313	5 424	8 055	4 031	5 861	7 127	8 859	6 139	6 165	7 110
Cash operating cost and Capital	**R/kg**	**Sep-26**	**2 297 552**	**1 075 689**	**1 371 641**	**1 256 902**	**1 940 154**	**1 748 198**	**1 855 515**	**2 050 448**	**1 792 044**	**1 673 742**	**1 692 147**	**1 542 641**
		Jun-26	1 938 552	1 101 978	1 366 601	1 200 863	1 855 299	1 705 854	1 932 603	3 055 867	1 737 362	1 554 413	1 695 941	1 542 983
All-in sustaining cost	**R/kg**	**Sep-26**	**1 872 057**	**929 707**	**1 154 437**	**1 136 623**	**1 929 925**	**1 605 502**	**1 855 691**	**1 972 301**	**1 818 855**	**1 694 756**	**1 637 999**	**1 407 634**
		Jun-26	1 452 994	1 007 601	1 164 382	1 200 458	1 854 035	1 569 340	1 923 859	3 123 696	1 833 284	1 401 297	1 670 931	1 431 269

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
10
HARMONY

Operating results – Quarter on quarter (Rand/Metric) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY GOLD ASSETS
Ore milled/tailings processed	t'000	Sep-26	7 109	1 665	947	915	783	376	11 795	13 188	770	13 958
		Jun-26	6 507	1 470	921	963	712	359	10 932	12 271	1 002	13 273
Yield	g/tonne	Sep-26	0.113	0.127	0.166	0.150	0.291	0.73	0.15	0.72	1.49	0.76
		Jun-26	0.112	0.139	0.179	0.148	0.323	0.51	0.15	0.76	1.70	0.83
Gold produced	kg	Sep-26	800	211	157	137	228	275	1 808	9 517	1 144	10 661
		Jun-26	726	204	165	143	230	184	1 652	9 371	1 700	11 071
Gold sold	kg	Sep-26	775	212	156	130	244	273	1 790	9 351	1 154	10 505
		Jun-26	747	218	162	147	235	192	1 701	9 813	1 677	11 490
Gold price received	R/kg	Sep-26	2 132 339	2 225 420	2 132 013	2 126 708	2 143 086	2 129 249	2 143 920	2 131 077	2 062 901	2 123 588
		Jun-26	2 216 458	2 377 839	2 197 759	2 198 367	2 215 511	2 234 370	2 235 687	2 217 862	2 162 725	2 209 814
Gold revenue	R'000	Sep-26	1 652 563	471 789	332 594	276 472	522 913	581 285	3 837 616	19 927 700	2 380 588	22 308 288
		Jun-26	1 655 694	518 369	356 037	323 160	520 645	428 999	3 802 904	21 763 877	3 626 889	25 390 766
Cash operating cost (net of by-product credits)	R'000	Sep-26	745 329	190 810	111 999	114 136	351 490	349 442	1 863 206	11 729 730	351 426	12 081 156
		Jun-26	651 548	179 778	77 260	101 533	334 831	264 908	1 609 858	11 130 322	316 179	11 446 501
Inventory movement	R'000	Sep-26	(27 816)	(811)	(2 215)	(7 449)	–	(6 202)	(44 493)	(311 262)	(46 441)	(357 703)
		Jun-26	21 830	11 741	(2 277)	2 897	–	8 109	42 300	375 559	(32 728)	342 831
Operating costs	R'000	Sep-26	717 513	189 999	109 784	106 687	351 490	343 240	1 818 713	11 418 468	304 985	11 723 453
		Jun-26	673 378	191 519	74 983	104 430	334 831	273 017	1 652 158	11 505 881	283 451	11 789 332
Production profit/(loss)	R'000	Sep-26	935 050	281 790	222 810	169 785	171 423	238 045	2 018 903	8 509 232	2 075 603	10 584 835
		Jun-26	982 316	326 850	281 054	218 730	185 814	155 982	2 150 746	10 257 996	3 343 438	13 601 434
Sustaining capital expenditure	R'000	Sep-26	25 302	2 597	–	3 017	8 830	48 020	87 766	1 113 869	631 640	1 745 509
		Jun-26	64 351	29 294	2 254	35 506	15 272	117 620	264 297	1 667 123	522 714	2 189 837
Major capital expenditure (incl. renewables)	R'000	Sep-26	22 303	–	8 785	6 840	–	–	37 928	1 037 523	–	1 037 523
		Jun-26	41 020	–	18 886	3 384	–	–	63 290	1 050 288	92 637	1 142 925
Capital expenditure	R'000	Sep-26	47 605	2 597	8 785	9 857	8 830	48 020	125 694	2 151 392	631 640	2 783 032
		Jun-26	105 371	29 294	21 140	38 890	15 272	117 620	327 587	2 717 411	615 351	3 332 762
Cash operating costs	R/kg	Sep-26	931 661	904 313	713 369	833 109	1 541 623	1 270 698	1 030 534	1 232 503	307 191	1 133 210
		Jun-26	897 449	881 265	468 242	710 021	1 455 787	1 439 717	974 490	1 187 741	185 988	1 033 918
Cash operating costs	R/tonne	Sep-26	105	115	118	125	449	929	158	889	456	866
		Jun-26	100	122	84	105	470	738	147	907	316	862
Cash operating cost and Capital	R/kg	Sep-26	991 168	916 621	769 325	905 058	1 580 351	1 445 316	1 100 055	1 458 561	859 323	1 394 258
		Jun-26	1 042 588	1 024 863	596 364	981 979	1 522 187	2 078 957	1 172 788	1 477 722	547 959	1 334 953
All-in sustaining cost	R/kg	Sep-26	973 374	909 757	705 173	852 800	1 476 721	1 477 598	1 079 223	1 344 968	936 298	1 300 073
		Jun-26	1 034 839	1 014 153	478 148	951 946	1 489 800	2 164 154	1 162 332	1 384 651	534 150	1 260 531

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
11
HARMONY

Operating results – Year on year (Rand/Metric)

			SOUTH AFRICA											
			UNDERGROUND PRODUCTION											
		Three months ended	Moab Khotsong	Mponeng	High-grade operations	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Optimised operations	TOTAL UNDER-GROUND
Ore milled/tailings processed	t'000	**Sep-26**	**151**	**236**	**387**	**209**	**114**	**212**	**113**	**127**	**133**	**98**	**1 006**	**1 393**
		Sep-25	207	257	464	201	121	211	108	118	130	116	1 005	1 469
Yield	g/tonne	**Sep-26**	**5.77**	**11.55**	**9.29**	**4.88**	**4.55**	**3.17**	**3.19**	**3.35**	**5.50**	**3.92**	**4.09**	**5.53**
		Sep-25	7.25	10.54	9.08	4.13	6.15	3.27	3.48	3.48	7.89	3.34	4.44	5.91
Gold produced	kg	**Sep-26**	**871**	**2 725**	**3 596**	**1 020**	**519**	**672**	**361**	**426**	**731**	**384**	**4 113**	**7 709**
		Sep-25	1 501	2 710	4 211	830	744	691	376	411	1 026	388	4 466	8 677
Gold sold	kg	**Sep-26**	**859**	**2 743**	**3 602**	**967**	**492**	**657**	**342**	**402**	**736**	**363**	**3 959**	**7 561**
		Sep-25	1 460	2 705	4 165	798	715	662	362	349	1 024	373	4 283	8 448
Gold price received	R/kg	**Sep-26**	**2 132 241**	**2 130 284**	**2 130 750**	**2 125 551**	**2 123 467**	**2 127 362**	**2 122 760**	**2 119 172**	**2 129 147**	**2 127 678**	**2 125 567**	**2 128 037**
		Sep-25	1 806 903	1 821 311	1 816 260	1 816 378	1 809 269	1 816 068	1 814 923	1 796 418	1 821 238	1 817 040	1 814 614	1 815 425
Gold revenue	R'000	**Sep-26**	**1 831 595**	**5 843 368**	**7 674 963**	**2 055 408**	**1 044 746**	**1 397 677**	**725 984**	**851 907**	**1 567 052**	**772 347**	**8 415 121**	**16 090 084**
		Sep-25	2 638 078	4 926 646	7 564 724	1 449 470	1 293 627	1 202 237	657 002	626 950	1 864 948	677 756	7 771 990	15 336 714
Cash operating cost (net of by-product credits)	R'000	**Sep-26**	**1 556 205**	**2 304 221**	**3 860 426**	**1 038 061**	**878 565**	**927 351**	**604 407**	**768 121**	**1 206 924**	**582 669**	**6 006 098**	**9 866 524**
		Sep-25	1 582 728	2 101 792	3 684 520	918 142	845 265	854 346	520 496	693 378	1 145 302	569 738	5 546 667	9 231 187
Inventory movement	R'000	**Sep-26**	**(8 097)**	**42 400**	**34 303**	**(94 421)**	**(45 009)**	**(31 122)**	**(37 297)**	**(77 031)**	**18 652**	**(34 844)**	**(301 072)**	**(266 769)**
		Sep-25	(109 050)	(12 857)	(121 907)	(63 386)	(40 040)	(37 584)	(22 042)	(115 495)	(16 661)	(32 156)	(327 364)	(449 271)
Operating costs	R'000	**Sep-26**	**1 548 108**	**2 346 621**	**3 894 729**	**943 640**	**833 556**	**896 229**	**567 110**	**691 090**	**1 225 576**	**547 825**	**5 705 026**	**9 599 755**
		Sep-25	1 473 678	2 088 935	3 562 613	854 756	805 225	816 762	498 454	577 883	1 128 641	537 582	5 219 303	8 781 916
Production profit/(loss)	R'000	**Sep-26**	**283 487**	**3 496 747**	**3 780 234**	**1 111 768**	**211 190**	**501 448**	**158 874**	**160 817**	**341 476**	**224 522**	**2 710 095**	**6 490 329**
		Sep-25	1 164 400	2 837 711	4 002 111	594 714	488 402	385 475	158 548	49 067	736 307	140 174	2 552 687	6 554 798
Sustaining capital expenditure	R'000	**Sep-26**	**74 642**	**198 575**	**273 217**	**150 624**	**114 134**	**157 644**	**65 434**	**105 370**	**99 632**	**60 048**	**752 886**	**1 026 103**
		Sep-25	85 405	213 345	298 750	137 166	94 136	130 779	59 623	80 845	75 196	20 385	598 130	896 880
Major capital expenditure (incl. renewables)	R'000	**Sep-26**	**370 321**	**428 456**	**798 777**	**93 355**	**14 241**	**89 794**	**—**	**—**	**3 428**	**—**	**200 818**	**999 595**
		Sep-25	408 383	354 382	762 765	26 577	36 872	92 862	—	6	—	—	156 317	919 082
Capital expenditure	R'000	**Sep-26**	**444 963**	**627 031**	**1 071 994**	**243 979**	**128 375**	**247 438**	**65 434**	**105 370**	**103 060**	**60 048**	**953 704**	**2 025 698**
		Sep-25	493 788	567 727	1 061 515	163 743	131 008	223 641	59 623	80 851	75 196	20 385	754 447	1 815 962
Cash operating costs	R/kg	**Sep-26**	**1 786 688**	**845 586**	**1 073 533**	**1 017 707**	**1 692 803**	**1 379 987**	**1 674 258**	**1 803 101**	**1 651 059**	**1 517 367**	**1 460 272**	**1 279 871**
		Sep-25	1 054 449	775 569	874 975	1 106 195	1 136 109	1 236 391	1 384 298	1 687 051	1 116 279	1 468 397	1 241 976	1 063 869
Cash operating costs	R/tonne	**Sep-26**	**10 306**	**9 764**	**9 975**	**4 967**	**7 707**	**4 374**	**5 349**	**6 048**	**9 075**	**5 946**	**5 970**	**7 083**
		Sep-25	7 646	8 178	7 941	4 568	6 986	4 049	4 819	5 876	8 810	4 912	5 519	6 284
Cash operating cost and Capital	R/kg	**Sep-26**	**2 297 552**	**1 075 689**	**1 371 641**	**1 256 902**	**1 940 154**	**1 748 198**	**1 855 515**	**2 050 448**	**1 792 044**	**1 673 742**	**1 692 147**	**1 542 641**
		Sep-25	1 383 422	985 062	1 127 057	1 303 476	1 312 195	1 560 039	1 542 870	1 883 769	1 189 569	1 520 936	1 410 908	1 273 153
All-in sustaining cost	R/kg	**Sep-26**	**1 872 057**	**929 707**	**1 154 437**	**1 136 623**	**1 929 925**	**1 605 502**	**1 855 691**	**1 972 301**	**1 818 855**	**1 694 756**	**1 637 999**	**1 407 634**
		Sep-25	1 115 635	891 329	969 958	1 291 699	1 316 848	1 481 974	1 603 067	1 962 385	1 217 684	1 544 711	1 410 613	1 193 363

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**

12

HARMONY

Operating results – Year on year (Rand/Metric) continued

		Three months ended	SOUTH AFRICA								Hidden Valley	TOTAL HARMONY GOLD ASSETS
				SURFACE PRODUCTION								
			Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA		
Ore milled/tailings processed	t'000	**Sep-26**	**7 109**	**1 665**	**947**	**915**	**783**	**376**	**11 795**	**13 188**	**770**	**13 958**
		Sep-25	6 787	1 268	988	977	761	397	11 178	12 647	918	13 565
Yield	g/tonne	**Sep-26**	**0.113**	**0.127**	**0.166**	**0.150**	**0.291**	**0.73**	**0.15**	**0.72**	**1.49**	**0.76**
		Sep-25	0.117	0.169	0.177	0.153	0.363	0.87	0.17	0.84	1.63	0.89
Gold produced	kg	**Sep-26**	**800**	**211**	**157**	**137**	**228**	**275**	**1 808**	**9 517**	**1 144**	**10 661**
		Sep-25	793	214	175	149	276	345	1 952	10 629	1 499	12 128
Gold sold	kg	**Sep-26**	**775**	**212**	**156**	**130**	**244**	**273**	**1 790**	**9 351**	**1 154**	**10 505**
		Sep-25	738	217	169	139	285	378	1 926	10 374	1 553	11 927
Gold price received	R/kg	**Sep-26**	**2 132 339**	**2 225 420**	**2 132 013**	**2 126 708**	**2 143 086**	**2 129 249**	**2 143 920**	**2 131 077**	**2 062 901**	**2 123 588**
		Sep-25	1 798 079	1 966 742	1 820 101	1 793 727	1 840 319	1 827 167	1 830 659	1 818 254	1 820 220	1 818 510
Gold revenue	R'000	**Sep-26**	**1 652 563**	**471 789**	**332 594**	**276 472**	**522 913**	**581 285**	**3 837 616**	**19 927 700**	**2 380 588**	**22 308 288**
		Sep-25	1 326 982	426 783	307 597	249 328	524 491	690 669	3 525 850	18 862 564	2 826 801	21 689 365
Cash operating cost (net of by-product credits)	R'000	**Sep-26**	**745 329**	**190 810**	**111 999**	**114 136**	**351 490**	**349 442**	**1 863 206**	**11 729 730**	**351 426**	**12 081 156**
		Sep-25	677 539	154 595	101 819	115 615	323 937	328 376	1 701 881	10 933 068	327 043	11 260 111
Inventory movement	R'000	**Sep-26**	**(27 816)**	**(811)**	**(2 215)**	**(7 449)**	**–**	**(6 202)**	**(44 493)**	**(311 262)**	**(46 441)**	**(357 703)**
		Sep-25	(62 283)	653	(4 174)	(8 336)	2 417	33 792	(37 931)	(487 202)	146 035	(341 167)
Operating costs	R'000	**Sep-26**	**717 513**	**189 999**	**109 784**	**106 687**	**351 490**	**343 240**	**1 818 713**	**11 418 468**	**304 985**	**11 723 453**
		Sep-25	615 256	155 248	97 645	107 279	326 354	362 168	1 663 950	10 445 866	473 078	10 918 944
Production profit/(loss)	R'000	**Sep-26**	**935 050**	**281 790**	**222 810**	**169 785**	**171 423**	**238 045**	**2 018 903**	**8 509 232**	**2 075 603**	**10 584 835**
		Sep-25	711 726	271 535	209 952	142 049	198 137	328 501	1 861 900	8 416 698	2 353 723	10 770 421
Sustaining capital expenditure	R'000	**Sep-26**	**25 302**	**2 597**	**–**	**3 017**	**8 830**	**48 020**	**87 766**	**1 113 869**	**631 640**	**1 745 509**
		Sep-25	6 857	35 255	15 810	17 269	426	137 308	212 925	1 109 805	518 841	1 628 646
Major capital expenditure (incl. renewables)	R'000	**Sep-26**	**22 303**	**–**	**8 785**	**6 840**	**–**	**–**	**37 928**	**1 037 523**	**–**	**1 037 523**
		Sep-25	213 891	–	–	–	–	–	213 891	1 132 973	111 522	1 244 495
Capital expenditure	R'000	**Sep-26**	**47 605**	**2 597**	**8 785**	**9 857**	**8 830**	**48 020**	**125 694**	**2 151 392**	**631 640**	**2 783 032**
		Sep-25	220 748	35 255	15 810	17 269	426	137 308	426 816	2 242 778	630 363	2 873 141
Cash operating costs	R/kg	**Sep-26**	**931 661**	**904 313**	**713 369**	**833 109**	**1 541 623**	**1 270 698**	**1 030 534**	**1 232 503**	**307 191**	**1 133 210**
		Sep-25	854 400	722 407	581 823	775 940	1 173 685	951 814	871 865	1 028 607	218 174	928 439
Cash operating costs	R/tonne	**Sep-26**	**105**	**115**	**118**	**125**	**449**	**929**	**158**	**889**	**456**	**866**
		Sep-25	100	122	103	118	426	827	152	864	356	830
Cash operating cost and Capital	R/kg	**Sep-26**	**991 168**	**916 621**	**769 325**	**905 058**	**1 580 351**	**1 445 316**	**1 100 055**	**1 458 561**	**859 323**	**1 394 258**
		Sep-25	1 132 770	887 150	672 166	891 839	1 175 228	1 349 809	1 090 521	1 239 613	638 696	1 165 341
All-in sustaining cost	R/kg	**Sep-26**	**973 374**	**909 757**	**705 173**	**852 800**	**1 476 721**	**1 477 598**	**1 079 223**	**1 344 968**	**936 298**	**1 300 073**
		Sep-25	895 229	882 497	672 651	896 029	1 146 596	1 358 917	1 002 522	1 157 482	773 566	1 107 486

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
13
HARMONY

Operating results – Quarter on quarter (US$/Imperial)

		Three months ended	SOUTH AFRICA UNDERGROUND PRODUCTION											
			Moab Khotsong	Mponeng	High-grade operations	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Optimised operations	TOTAL UNDER-GROUND
Ore milled/tailings processed	t'000	Sep-26	167	260	427	230	126	234	125	140	147	108	1 110	1 537
		Jun-26	203	240	443	205	118	245	105	110	141	109	1 033	1 476
Yield	oz/ton	Sep-26	0.168	0.337	0.271	0.143	0.132	0.092	0.093	0.098	0.160	0.114	0.119	0.161
		Jun-26	0.180	0.328	0.260	0.169	0.156	0.096	0.107	0.082	0.165	0.121	0.129	0.168
Gold produced	oz	Sep-26	28 003	87 611	115 614	32 794	16 686	21 605	11 606	13 696	23 502	12 346	132 235	247 849
		Jun-26	36 459	78 801	115 260	34 562	18 390	23 406	11 188	8 970	23 245	13 150	132 911	248 171
Gold sold	oz	Sep-26	27 617	88 189	115 806	31 090	15 818	21 123	10 996	12 925	23 663	11 671	127 286	243 092
		Jun-26	43 436	79 959	123 395	36 652	19 515	22 956	11 864	8 906	23 566	13 953	137 412	260 807
Gold price received	$/oz	Sep-26	4 074	4 070	4 071	4 061	4 057	4 064	4 055	4 049	4 068	4 065	4 061	4 066
		Jun-26	4 265	4 176	4 207	4 163	4 155	4 142	4 151	4 131	4 176	4 148	4 156	4 180
Gold revenue	$'000	Sep-26	112 502	358 916	471 418	126 249	64 171	85 849	44 592	52 327	96 253	47 440	516 881	988 299
		Jun-26	185 250	333 921	519 171	152 579	81 086	95 093	49 247	36 788	98 409	57 882	571 084	1 090 255
Cash operating cost (net of by-product credits)	$'000	Sep-26	95 586	141 531	237 117	63 760	53 964	56 960	37 124	47 180	74 133	35 789	368 910	606 027
		Jun-26	96 721	130 527	227 248	61 237	52 319	54 314	33 801	43 262	68 832	36 892	350 657	577 905
Inventory movement	$'000	Sep-26	(497)	2 604	2 107	(5 800)	(2 765)	(1 912)	(2 291)	(4 731)	1 146	(2 140)	(18 493)	(16 386)
		Jun-26	8 316	1 164	9 480	5 403	2 485	(1 182)	769	(241)	2 326	1 189	10 749	20 229
Operating costs	$'000	Sep-26	95 089	144 135	239 224	57 960	51 199	55 048	34 833	42 449	75 279	33 649	350 417	589 641
		Jun-26	105 037	131 691	236 728	66 640	54 804	53 132	34 570	43 021	71 158	38 081	361 406	598 134
Production profit/(loss)	$'000	Sep-26	17 413	214 781	232 194	68 289	12 972	30 801	9 759	9 878	20 974	13 791	166 464	398 658
		Jun-26	80 213	202 230	282 443	85 939	26 282	41 961	14 677	(6 233)	27 251	19 801	209 678	492 121
Sustaining capital expenditure	$'000	Sep-26	4 585	12 198	16 783	9 252	7 011	9 684	4 018	6 473	6 119	3 688	46 245	63 028
		Jun-26	10 287	14 146	24 433	14 184	9 714	12 177	7 024	8 509	7 415	1 699	60 722	85 155
Major capital expenditure (incl. renewables)	$'000	Sep-26	22 746	26 317	49 063	5 734	875	5 515	–	–	211	–	12 335	61 398
		Jun-26	26 434	19 278	45 712	2 940	2 384	8 893	–	(18)	–	–	14 199	59 911
Capital expenditure	$'000	Sep-26	27 331	38 515	65 846	14 986	7 886	15 199	4 018	6 473	6 330	3 688	58 580	124 426
		Jun-26	36 721	33 424	70 145	17 124	12 098	21 070	7 024	8 491	7 415	1 699	74 921	145 066
Cash operating costs	$/oz	Sep-26	3 413	1 615	2 051	1 944	3 234	2 636	3 199	3 445	3 154	2 899	2 790	2 445
		Jun-26	2 653	1 656	1 972	1 772	2 845	2 321	3 021	4 823	2 961	2 805	2 638	2 329
Cash operating costs	$/t	Sep-26	572	544	555	277	428	243	297	337	504	331	332	394
		Jun-26	476	544	513	299	443	222	322	393	488	338	339	392
Cash operating cost and Capital	$/oz	Sep-26	4 389	2 055	2 620	2 401	3 707	3 340	3 545	3 917	3 424	3 198	3 233	2 947
		Jun-26	3 660	2 081	2 580	2 267	3 503	3 221	3 649	5 770	3 280	2 935	3 202	2 913
All-in sustaining cost	$/oz	Sep-26	3 577	1 776	2 206	2 171	3 687	3 067	3 545	3 768	3 475	3 238	3 129	2 689
		Jun-26	2 743	1 902	2 198	2 266	3 501	2 963	3 632	5 897	3 461	2 646	3 155	2 702

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
14
HARMONY

Operating results – Quarter on quarter (US$/Imperial) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY GOLD ASSETS
Ore milled/tailings processed	t'000	Sep-26	7 839	1 836	1 044	1 009	863	415	13 006	14 543	849	15 392
		Jun-26	7 175	1 621	1 016	1 062	785	396	12 055	13 531	1 105	14 636
Yield	oz/ton	Sep-26	0.003	0.004	0.005	0.004	0.008	0.021	0.004	0.021	0.043	0.022
		Jun-26	0.003	0.004	0.005	0.004	0.009	0.015	0.004	0.022	0.049	0.024
Gold produced	oz	Sep-26	25 721	6 784	5 048	4 405	7 330	8 841	58 129	305 978	36 780	342 758
		Jun-26	23 341	6 559	5 305	4 598	7 395	5 916	53 114	301 285	54 656	355 941
Gold sold	oz	Sep-26	24 917	6 816	5 016	4 180	7 845	8 777	57 551	300 643	37 102	337 745
		Jun-26	24 017	7 009	5 208	4 726	7 555	6 173	54 688	315 495	53 917	369 412
Gold price received	$/oz	Sep-26	4 074	4 252	4 073	4 063	4 094	4 068	4 096	4 071	3 941	4 057
		Jun-26	4 185	4 489	4 150	4 151	4 183	4 219	4 221	4 187	4 083	4 172
Gold revenue	$'000	Sep-26	101 505	28 979	20 429	16 982	32 119	35 704	235 718	1 224 017	146 222	1 370 239
		Jun-26	100 503	31 466	21 612	19 616	31 604	26 041	230 842	1 321 097	220 157	1 541 254
Cash operating cost (net of by-product credits)	$'000	Sep-26	45 780	11 720	6 879	7 011	21 589	21 464	114 443	720 470	21 585	742 055
		Jun-26	39 550	10 913	4 690	6 163	20 325	16 080	97 721	675 626	19 192	694 818
Inventory movement	$'000	Sep-26	(1 709)	(50)	(136)	(458)	–	(381)	(2 734)	(19 120)	(2 853)	(21 973)
		Jun-26	1 325	713	(138)	176	–	492	2 568	22 797	(1 987)	20 810
Operating costs	$'000	Sep-26	44 071	11 670	6 743	6 553	21 589	21 083	111 709	701 350	18 732	720 082
		Jun-26	40 875	11 626	4 552	6 339	20 325	16 572	100 289	698 423	17 205	715 628
Production profit/(loss)	$'000	Sep-26	57 434	17 309	13 686	10 429	10 530	14 621	124 009	522 667	127 490	650 157
		Jun-26	59 628	19 840	17 060	13 277	11 279	9 469	130 553	622 674	202 952	825 626
Sustaining capital expenditure	$'000	Sep-26	1 554	159	–	185	542	2 949	5 389	68 417	38 797	107 214
		Jun-26	3 906	1 778	137	2 156	927	7 140	16 044	101 199	31 730	132 929
Major capital expenditure (incl. renewables)	$'000	Sep-26	1 370	–	540	420	–	–	2 330	63 728	–	63 728
		Jun-26	2 490	–	1 146	205	–	–	3 841	63 752	5 623	69 375
Capital expenditure	$'000	Sep-26	2 924	159	540	605	542	2 949	7 719	132 145	38 797	170 942
		Jun-26	6 396	1 778	1 283	2 361	927	7 140	19 885	164 951	37 353	202 304
Cash operating costs	$/oz	Sep-26	1 780	1 728	1 363	1 592	2 945	2 428	1 969	2 355	587	2 165
		Jun-26	1 694	1 664	884	1 340	2 748	2 718	1 840	2 242	351	1 952
Cash operating costs	$/t	Sep-26	6	6	7	7	25	52	9	50	25	48
		Jun-26	6	7	5	6	26	41	8	50	17	47
Cash operating cost and Capital	$/oz	Sep-26	1 894	1 751	1 470	1 729	3 019	2 761	2 102	2 787	1 642	2 664
		Jun-26	1 968	1 935	1 126	1 854	2 874	3 925	2 214	2 790	1 035	2 520
All-in sustaining cost	$/oz	Sep-26	1 860	1 738	1 347	1 629	2 821	2 823	2 062	2 570	1 789	2 484
		Jun-26	1 954	1 915	903	1 797	2 813	4 086	2 195	2 614	1 010	2 380

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
15
HARMONY

Operating results – Year on year (US$/Imperial)

			SOUTH AFRICA UNDERGROUND PRODUCTION											
		Three months ended	Moab Khotsong	Mponeng	High-grade operations	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Optimised operations	TOTAL UNDER-GROUND
Ore milled/tailings processed	**t'000**	**Sep-26**	**167**	**260**	**427**	**230**	**126**	**234**	**125**	**140**	**147**	**108**	**1 110**	**1 537**
		Sep-25	228	283	511	222	133	233	119	130	143	128	1 108	1 619
Yield	**oz/ton**	**Sep-26**	**0.168**	**0.337**	**0.271**	**0.143**	**0.132**	**0.092**	**0.093**	**0.098**	**0.160**	**0.114**	**0.119**	**0.161**
		Sep-25	0.212	0.308	0.265	0.120	0.180	0.095	0.102	0.102	0.231	0.097	0.130	0.172
Gold produced	**oz**	**Sep-26**	**28 003**	**87 611**	**115 614**	**32 794**	**16 686**	**21 605**	**11 606**	**13 696**	**23 502**	**12 346**	**132 235**	**247 849**
		Sep-25	48 258	87 128	135 386	26 685	23 920	22 216	12 089	13 214	32 987	12 474	143 585	278 971
Gold sold	**oz**	**Sep-26**	**27 617**	**88 189**	**115 806**	**31 090**	**15 818**	**21 123**	**10 996**	**12 925**	**23 663**	**11 671**	**127 286**	**243 092**
		Sep-25	46 940	86 968	133 908	25 656	22 988	21 284	11 639	11 221	32 922	11 992	137 702	271 610
Gold price received	**$/oz**	**Sep-26**	**4 074**	**4 070**	**4 071**	**4 061**	**4 057**	**4 064**	**4 055**	**4 049**	**4 068**	**4 065**	**4 061**	**4 066**
		Sep-25	3 188	3 214	3 205	3 205	3 192	3 204	3 202	3 170	3 214	3 206	3 202	3 203
Gold revenue	**$'000**	**Sep-26**	**112 502**	**358 916**	**471 418**	**126 249**	**64 171**	**85 849**	**44 592**	**52 327**	**96 253**	**47 440**	**516 881**	**988 299**
		Sep-25	149 660	279 491	429 151	82 229	73 388	68 204	37 272	35 567	105 799	38 449	440 908	870 059
Cash operating cost (net of by-product credits)	**$'000**	**Sep-26**	**95 586**	**141 531**	**237 117**	**63 760**	**53 964**	**56 960**	**37 124**	**47 180**	**74 133**	**35 789**	**368 910**	**606 027**
		Sep-25	89 789	119 236	209 025	52 087	47 952	48 467	29 528	39 335	64 973	32 321	314 663	523 688
Inventory movement	**$'000**	**Sep-26**	**(497)**	**2 604**	**2 107**	**(5 800)**	**(2 765)**	**(1 912)**	**(2 291)**	**(4 731)**	**1 146**	**(2 140)**	**(18 493)**	**(16 386)**
		Sep-25	(6 186)	(729)	(6 915)	(3 596)	(2 271)	(2 132)	(1 250)	(6 552)	(945)	(1 824)	(18 570)	(25 485)
Operating costs	**$'000**	**Sep-26**	**95 089**	**144 135**	**239 224**	**57 960**	**51 199**	**55 048**	**34 833**	**42 449**	**75 279**	**33 649**	**350 417**	**589 641**
		Sep-25	83 603	118 507	202 110	48 491	45 681	46 335	28 278	32 783	64 028	30 497	296 093	498 203
Production profit/(loss)	**$'000**	**Sep-26**	**17 413**	**214 781**	**232 194**	**68 289**	**12 972**	**30 801**	**9 759**	**9 878**	**20 974**	**13 791**	**166 464**	**398 658**
		Sep-25	66 057	160 984	227 041	33 738	27 707	21 869	8 994	2 784	41 771	7 952	144 815	371 856
Sustaining capital expenditure	**$'000**	**Sep-26**	**4 585**	**12 198**	**16 783**	**9 252**	**7 011**	**9 684**	**4 018**	**6 473**	**6 119**	**3 688**	**46 245**	**63 028**
		Sep-25	4 844	12 103	16 947	7 781	5 340	7 419	3 382	4 587	4 266	1 157	33 932	50 879
Major capital expenditure (incl. renewables)	**$'000**	**Sep-26**	**22 746**	**26 317**	**49 063**	**5 734**	**875**	**5 515**	**—**	**—**	**211**	**—**	**12 335**	**61 398**
		Sep-25	23 168	20 104	43 272	1 508	2 092	5 268	—	—	—	—	8 868	52 140
Capital expenditure	**$'000**	**Sep-26**	**27 331**	**38 515**	**65 846**	**14 986**	**7 886**	**15 199**	**4 018**	**6 473**	**6 330**	**3 688**	**58 580**	**124 426**
		Sep-25	28 012	32 207	60 219	9 289	7 432	12 687	3 382	4 587	4 266	1 157	42 800	103 019
Cash operating costs	**$/oz**	**Sep-26**	**3 413**	**1 615**	**2 051**	**1 944**	**3 234**	**2 636**	**3 199**	**3 445**	**3 154**	**2 899**	**2 790**	**2 445**
		Sep-25	1 861	1 369	1 544	1 952	2 005	2 182	2 443	2 977	1 970	2 591	2 191	1 877
Cash operating costs	**$/t**	**Sep-26**	**572**	**544**	**555**	**277**	**428**	**243**	**297**	**337**	**504**	**331**	**332**	**394**
		Sep-25	394	421	409	235	361	208	248	303	454	253	284	323
Cash operating cost and Capital	**$/oz**	**Sep-26**	**4 389**	**2 055**	**2 620**	**2 401**	**3 707**	**3 340**	**3 545**	**3 917**	**3 424**	**3 198**	**3 233**	**2 947**
		Sep-25	2 441	1 738	1 989	2 300	2 315	2 753	2 722	3 324	2 099	2 684	2 490	2 246
All-in sustaining cost	**$/oz**	**Sep-26**	**3 577**	**1 776**	**2 206**	**2 171**	**3 687**	**3 067**	**3 545**	**3 768**	**3 475**	**3 238**	**3 129**	**2 689**
		Sep-25	1 969	1 573	2 198	2 279	2 324	2 615	2 829	3 463	2 149	2 726	3 155	2 106

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
16
HARMONY

Operating results – Year on year (US$/Imperial) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY GOLD ASSETS
Ore milled/tailings processed	t'000	Sep-26	7 839	1 836	1 044	1 009	863	415	13 006	14 543	849	15 392
		Sep-25	7 484	1 398	1 089	1 077	839	438	12 325	13 944	1 012	14 956
Yield	oz/ton	Sep-26	0.003	0.004	0.005	0.004	0.008	0.021	0.004	0.021	0.043	0.022
		Sep-25	0.003	0.005	0.005	0.004	0.011	0.025	0.005	0.025	0.048	0.026
Gold produced	oz	Sep-26	25 721	6 784	5 048	4 405	7 330	8 841	58 129	305 978	36 780	342 758
		Sep-25	25 496	6 880	5 626	4 790	8 874	11 092	62 758	341 729	48 194	389 923
Gold sold	oz	Sep-26	24 917	6 816	5 016	4 180	7 845	8 777	57 551	300 643	37 102	337 745
		Sep-25	23 727	6 977	5 433	4 469	9 163	12 153	61 922	333 532	49 930	383 462
Gold price received	$/oz	Sep-26	4 074	4 252	4 073	4 063	4 094	4 068	4 096	4 071	3 941	4 057
		Sep-25	3 173	3 470	3 212	3 165	3 247	3 224	3 230	3 208	3 212	3 209
Gold revenue	$'000	Sep-26	101 505	28 979	20 429	16 982	32 119	35 704	235 718	1 224 017	146 222	1 370 239
		Sep-25	75 280	24 212	17 450	14 145	29 755	39 182	200 024	1 070 083	160 366	1 230 449
Cash operating cost (net of by-product credits)	$'000	Sep-26	45 780	11 720	6 879	7 011	21 589	21 464	114 443	720 470	21 585	742 055
		Sep-25	38 437	8 770	5 776	6 559	18 377	18 629	96 548	620 236	18 554	638 790
Inventory movement	$'000	Sep-26	(1 709)	(50)	(136)	(458)	–	(381)	(2 734)	(19 120)	(2 853)	(21 973)
		Sep-25	(3 533)	37	(237)	(473)	137	1 917	(2 152)	(27 637)	8 285	(19 352)
Operating costs	$'000	Sep-26	44 071	11 670	6 743	6 553	21 589	21 083	111 709	701 350	18 732	720 082
		Sep-25	34 904	8 807	5 539	6 086	18 514	20 546	94 396	592 599	26 839	619 438
Production profit/(loss)	$'000	Sep-26	57 434	17 309	13 686	10 429	10 530	14 621	124 009	522 667	127 490	650 157
		Sep-25	40 376	15 405	11 911	8 059	11 241	18 636	105 628	477 484	133 527	611 011
Sustaining capital expenditure	$'000	Sep-26	1 554	159	–	185	542	2 949	5 389	68 417	38 797	107 214
		Sep-25	389	2 000	896	980	24	7 790	12 079	62 958	29 434	92 392
Major capital expenditure (incl. renewables)	$'000	Sep-26	1 370	–	540	420	–	–	2 330	63 728	–	63 728
		Sep-25	12 134	–	–	–	–	–	12 134	64 274	6 327	70 601
Capital expenditure	$'000	Sep-26	2 924	159	540	605	542	2 949	7 719	132 145	38 797	170 942
		Sep-25	12 523	2 000	896	980	24	7 790	24 213	127 232	35 761	162 993
Cash operating costs	$/oz	Sep-26	1 780	1 728	1 363	1 592	2 945	2 428	1 969	2 355	587	2 165
		Sep-25	1 508	1 275	1 027	1 369	2 071	1 679	1 538	1 815	385	1 638
Cash operating costs	$/t	Sep-26	6	6	7	7	25	52	9	50	25	48
		Sep-25	5	6	5	6	22	43	8	44	18	43
Cash operating cost and Capital	$/oz	Sep-26	1 894	1 751	1 470	1 729	3 019	2 761	2 102	2 787	1 642	2 664
		Sep-25	1 999	1 565	1 186	1 574	2 074	2 382	1 924	2 187	1 127	2 056
All-in sustaining cost	$/oz	Sep-26	1 860	1 738	1 347	1 629	2 821	2 823	2 062	2 570	1 789	2 484
		Sep-25	1 580	1 557	1 187	1 581	2 023	2 398	1 769	2 042	1 365	1 954

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**

17

HARMONY

Operating results: Copper assets – Quarter on quarter

		Quarter ended	AUSTRALIA Rand/Metric CSA Mine
Ore milled	t'000	Sep-26	225
		Jun-26	210
Yield	%	Sep-26	3.15
		Jun-26	4.10
Copper produced	t	Sep-26	7 077
		Jun-26	8 611
Copper sold	t	Sep-26	5 238
		Jun-26	7 531
Copper price received[1]	US$/t	Sep-26	14 188
		Jun-26	13 366
Copper revenue	R'000	Sep-26	1 280 312
		Jun-26	1 658 215
Cash operating cost (net of by-product credits)	R'000	Sep-26	717 883
		Jun-26	721 689
Inventory movement	R'000	Sep-26	(139 991)
		Jun-26	(48 711)
Production cost (net of by-product credits)	R'000	Sep-26	577 892
		Jun-26	672 978
Production profit	R'000	Sep-26	702 420
		Jun-26	985 237
Sustaining capital expenditure	R'000	Sep-26	238 405
		Jun-26	399 202
Major capital expenditure	R'000	Sep-26	–
		Jun-26	–
Capital expenditure	R'000	Sep-26	238 405
		Jun-26	399 202
Cash operating costs	R/tonne	Sep-26	3 191
		Jun-26	3 437
Cash operating cost and Capital	US$/t	Sep-26	8 300
		Jun-26	7 902
C1 cost	US$/t	Sep-26	5 995
		Jun-26	5 317

[1] *Excludes adjustments related to copper provisional pricing (Sep-26: R70.360m, US$4.321m)*

		Quarter ended	AUSTRALIA US$/Imperial CSA Mine
Ore milled	t'000	Sep-26	248
		Jun-26	232
Yield	%	Sep-26	3.15
		Jun-26	4.10
Copper produced	lb'000	Sep-26	15 602
		Jun-26	18 984
Copper sold	lb'000	Sep-26	11 548
		Jun-26	16 603
Copper price received[1]	US$/lb	Sep-26	6.44
		Jun-26	6.06
Copper revenue	US$'000	Sep-26	78 640
		Jun-26	100 656
Cash operating cost (net of by-product credits)	US$'000	Sep-26	44 094
		Jun-26	43 808
Inventory movement	US$'000	Sep-26	(8 599)
		Jun-26	(2 957)
Production cost (net of by-product credits)	US$'000	Sep-26	35 495
		Jun-26	40 851
Production profit/(loss)	US$'000	Sep-26	43 145
		Jun-26	59 805
Sustaining capital expenditure	US$'000	Sep-26	14 643
		Jun-26	24 232
Major capital expenditure (incl. renewables)	US$'000	Sep-26	–
		Jun-26	–
Capital expenditure	US$'000	Sep-26	14 643
		Jun-26	24 232
Cash operating costs	US$/tonne	Sep-26	178
		Jun-26	189
Cash operating cost and Capital	US$/lb	Sep-26	3.76
		Jun-26	3.58
C1 cost	US$/lb	Sep-26	2.72
		Jun-26	2.41

HARMONY GOLD MINING COMPANY LIMITED
Operational update for the three months ended **30 September 2026**
18
HARMONY

Harmony Gold Mining Company Limited Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 Corporate office Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za Directors Dr PT Motsepe* (chairman) KT Nondumo*^ (deputy chairman) FJ Lombard*^ (lead independent director) BB Nel (chief executive officer) BP Lekubo (financial director) Dr HE Mashego (executive director) M Gule*^ Z Matlala*^ M Moshe*^ Dr  M Msimang*^ B Nqwababa*^ VP Pillay*^ MJ Prinsloo*^ GR Sibiya*^ PL Turner*^ J Boardman*^ A Pretorius*^ * Non-executive ^ Independent Company secretary SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 Directorate and administration Investor relations E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 Transfer secretaries JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein, Johannesburg, South Africa PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 American Depositary Receipts (ADRs) Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station PO Box 2050, New York NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196, South Africa Private Bag X9936, Sandton, 2146, South Africa Telephone: +27 11 507 0300 Fax: +27 11 507 0503 Trading symbols ISIN: ZAE000015228 Harmony's annual reports Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2026, are available on our website (www.harmony.co.za/invest). This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts; and the risk that additional errors or adjustments are identified. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this booklet or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The Mineral Resource and Mineral Reserve figures published in this booklet are updated as at 30 June 2026. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. Exploration results are presented in summary form and should not be construed as Mineral Resources or Mineral Reserves, nor relied upon as an estimate of economic mineralisation. Forward-looking statements 19HARMONY GOLD MINING COMPANY LIMITED Operational update for the three months ended 30 September 2026

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: November 9, 2026 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director